Exhibit 99.1

Press Release

VERAXA Biotech Appoints Raju Willener as Chief Financial Officer

Mr. Willener brings more than three decades of global capital markets and corporate finance experience to support advancement of the Company’s pipeline of potential best-in-class therapies led by its BiTAC® platform

ZURICH, SWITZERLAND – September 4, 2026 – VERAXA Biotech AG (NASDAQ: VRXA; “VERAXA” or the “Company”), a leading developer of next-generation antibody-based cancer therapies, today announced the appointment of Raju Willener as Chief Financial Officer (CFO), effective immediately. Mr. Willener will report to Christoph Antz, Ph.D., Chief Executive Officer and Co-Founder. Mr. Willener brings more than three decades of financial leadership across global capital markets and every stage of the biopharmaceutical development process.

“We are delighted to welcome Raju at an important stage in the Company’s evolution,” said Christoph Antz, Ph.D., CEO and Co-Founder of VERAXA. “His extensive experience in global capital markets, corporate finance, M&A and investment management adds significant financial and strategic depth to our leadership team. As we advance our proprietary BiTAC® technology platform and growing oncology pipeline, Raju’s expertise will be highly valuable in optimizing our capital strategy, evaluating strategic opportunities and supporting disciplined execution and long-term shareholder value creation. At the same time, we would like to extend a special thank you to Carl von Halem for his outstanding and great support as the former CFO of VERAXA.”

Mr. Willener is an accomplished finance executive with more than three decades of international experience spanning investment banking, corporate finance, asset management and strategic leadership. Throughout his career, he has held senior roles, including Chief Financial Officer, Chief Investment Officer, Country Head and Head of Corporate Finance across the U.S., Europe and Asia.

Prior to joining VERAXA, Mr. Willener served as Director of Corporate Development at Exentis Group AG, before being appointed Chief Financial Officer in 2025, where he led M&A initiatives, financial strategy and key corporate functions.

Earlier in his career, Mr. Willener held senior executive and investment leadership positions at top-tier global financial institutions and investment firms, with responsibilities spanning corporate finance, capital markets, investor relations and the oversight of investment portfolios exceeding CHF 30 billion in assets under management.

Mr. Willener holds an MBA and a Master’s degree in Accounting and Finance and is qualified in Financial Risk Management.

“VERAXA has built a highly differentiated technology platform and a compelling oncology pipeline at an important stage of its development,” said Raju Willener. “I am excited to join the Company and work alongside Christoph and the leadership team to further strengthen VERAXA’s financial and capital markets strategy, support disciplined capital allocation and pursue strategic opportunities that can accelerate development of a differentiated pipeline and create sustainable long-term value for shareholders.”

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

About VERAXA Biotech AG (NASDAQ: VRXA)

VERAXA is building a premier engine for the discovery and development of next-generation antibody-based cancer therapeutics, powered by a suite of transformative technologies and guided by rigorous quality-by-design principles. The Company is rapidly advancing its pipeline of conditionally active T cell engagers (BiTAC-TCEs), bispecific antibody-drug conjugates (bsADCs), and proprietary BiTAC formats into clinical development. Uniquely, VERAXA has implemented FDA-aligned New Approach Methodologies across all preclinical programs, enabling faster clinical advancement while reducing reliance on animal testing. Founded on scientific breakthroughs from the European Molecular Biology Laboratory (EMBL), a world-renowned institution for pioneering life science research, VERAXA combines innovation with responsible research practices.

For regular updates about VERAXA Biotech, visit www.veraxa.com or follow us on LinkedIn, X (formerly known as Twitter) and Bluesky.

BiTAC® is a registered trademark of VERAXA Biotech GmbH.

Forward-looking Statements

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that address activities, events, or developments that VERAXA Biotech AG (the “Company”) intends, expects, plans, projects, believes, or anticipates will or may occur in the future are forward-looking statements, including the Company’s ability to identify, secure, and maintain key personnel and the ability of its technological platform to produce transformative therapeutics. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Forward-looking statements contained in this press release should be evaluated together with the many uncertainties that affect the Company’s business, particularly those identified or referenced in the risk factors section of the Company’s most recent Annual Report on Form 20-F and any subsequent reports on Form 6-K. These documents are available from the Securities and Exchange Commission, the Company website or from Company Investor Relations.

In addition, any information contained in this press release was current as of the date presented and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change, whether as a result of new information, future events, or otherwise. Consequently, the Company will not update the information contained in this press release, and investors should not rely upon the information as current or accurate after the presentation date.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

Contact

VERAXA Biotech AG – Corporate
Christoph Antz, Ph.D.
Chief Executive Officer, Co-Founder
investors@veraxa.com

For Media and Investors – U.S.
Brandon Weiner
ICR Healthcare
VERAXA@icrhealthcare.com

For Media and Investors – EU
Mario Brkulj
investors@veraxa.com

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

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